UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Air Methods Corporation

(Name of Subject Company)

Air Methods Corporation

(Name of Person Filing Statement)

Common Stock, $0.06 par value per share

(Title of Class of Securities)

009128307

(CUSIP Number of Class of Securities)

Crystal L. Gordon, Esq.

Executive Vice President, General Counsel and Secretary

Air Methods Corporation

7211 South Peoria

Englewood, Colorado 80112

(303) 792-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Air Methods Corporation (the “Company”) with the Securities and Exchange Commission on March 23, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by ASP AMC Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation (“Parent”), which is beneficially owned by certain affiliated funds managed by American Securities LLC, a New York limited liability company, to purchase any and all of the outstanding shares of common stock, par value $0.06 per share (the “Shares”), of the Company at a purchase price of $43.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated March 23, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time and which together constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 23, 2017. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.                                  Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by replacing the current disclosure in its entirety with the following paragraph:

“On April 5, 2017, Paul Parshall, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United Stated District Court for the District of Delaware. The complaint is captioned Paul Parshall v. Air Methods Corporation, et al., Case No. 1:17-cv-00383.  The complaint names as defendants the Company, each of the members of the Board of Directors, American Securities, Parent and Purchaser. The complaint alleges, among other things, that the Company and the Board of Directors violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by the Company’s stockholders to make an informed decision whether to tender their Shares.  As relief, the complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions not be enjoined, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AIR METHODS CORPORATION

By:	/s/Crystal Gordon
Name:	Crystal Gordon
Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: April 7, 2017

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